Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

December 22, 2011

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

Non-U.S. Equity Select Series

Global Equity Select Series

U.S. Equity Select Series

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on November 7, 2011 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 92 on Form N-1A, filed with the SEC on September 23, 2011. PEA No. 92 was filed for the purpose of introducing the three new Series of the Fund referenced above.

1.	Comment: In the section titled “Principal Investment Strategies” in the Summary Sections for the Non-U.S. Equity Select Series and the Global Equity Select Series, one of the criteria in the definition of a non-U.S. company is that its principal securities trading market is outside the United States. Please explain why that criterion ties the company to the economic fortunes and risks of the country.

Response: The Fund is permitted to use any reasonable definition of the term “non-U.S. company.” The Fund believes that the location of a company’s principal securities trading market is a reasonable criterion to determine country classification of a company because such location generally is a good indication that such company is economically tied to such location. Further, it is our understanding that such criterion is commonly used in the industry for purposes of country classification. For example, MSCI, the provider of the Series’ benchmark indices, uses the same criterion for purposes of country classification of a company. In addition, as proposed, Rule 35d-1 under the 1940 Act would have required funds with names indicating an investment emphasis in certain countries or geographic region to invest in securities that met one of three specific criteria, one of which was “securities that are traded principally in the country or region suggested by the fund’s name.” Although the SEC ultimately did not adopt the three criteria as part of Rule 35d-1, there is no indication in the Rule 35d-1 adopting release that the SEC believed that any of the three criteria originally proposed was unreasonable or inappropriate. Rather, the SEC moved away from the three proposed criteria in order to allow funds the flexibility to adopt their own reasonable criteria.

2.	Comment: Please incorporate AFFE for ETFs that will be held in the Series in the expense tables, if applicable.

Response: At this time, we do not expect the Series to hold a significant amount of ETFs, and we therefore do not expect the Series’ AFFE, if any, to meet the threshold for inclusion in the expense tables. The Fund will, however, include the AFFE if the threshold for a Series is met in the future.

3.	Comment: Please confirm that your disclosure about derivatives complies with the issues raised in the SEC’s letter to the Investment Company Institute from July 2010.

Response: The Fund believes that its derivatives disclosure is consistent with the SEC’s letter to the Investment Company Institute regarding mutual fund derivatives disclosure.

4.	Comment: In each Summary Section, please remove the first paragraph of each Portfolio Managers section.

Response: Declined. This disclosure was added in response to a SEC staff comment on a previous filing.

5.	Comment: In each Principal Investment Strategies section, please add in that the 80% test applies to the Series’ net assets and borrowings for investment purposes.

Response: Accepted. Because the Series do not intend to borrow for investment purposes, we have added this language to the section titled “Investment Strategy and Goals” in the back portion of the prospectus.

6.	Comment: In the Summary Section for the U.S. Equity Select Series, the section titled “Principal Risks of Investing in the Series” discusses the risks of small and mid-cap companies, but they are not discussed in the section titled “Principal Investment Strategies.”

Response: We have added corresponding investment strategy disclosure to the section titled “Principal Investment Strategies.”

7.	Comment: The section in the back of the prospectus titled “More Information about Principal Risks” includes discussions of Liquidity Risk and Large Redemption Risk, but these risks are not addressed in the Summary Sections.

Response: Accepted.

8.	Comment: The section in the back of the prospectus titled “Management Fees” addressed fee waivers; however, they are not reflected in the fee tables.

Response: At the time of the 485(a) filing, we did not yet have estimated expenses. We now have that information. Because each Series’ estimated expenses will be above the fee caps, we have updated the expense tables in the Rule 485(b) filing accordingly.

9.	Comment: Please add information about any other directorships held by the Directors in the last five years to the information in the section titled “Management” in the Statement of Additional Information.

Response: This information was included in the table in the section of the SAI titled “Management” in the 485(a) filing and any appropriate updates have been made for the 485(b) filing.

10.	Comment: An updated legal opinion should be provided for Part C of the filing.

Response: The opinion has been included in the 485(b) filing.

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Jodi L. Hedberg
Jodi L. Hedberg
Corporate Secretary

cc:	Chad Eskildsen, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, Inc.